UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.

(Name of Subject Company (Issuer))

INVECTURE GROUP, S.A. DE C.V.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

49435N101

(CUSIP Number of Class of Securities)

Jose Luis Ramos

Invecture Group, S.A. de C.V.

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 Mexico D.F.

Mexico

+ (52) 55-5520-0173

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Christopher J. Cummings David S. Huntington (212) 373-3000	Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia, V7X 1L3 Attention: Michelle Audet (604) 631-3300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Exhibit.	Description.

99.1	Press Release dated September 25, 2013.

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